ARTICLES OF AMENDMENT TO

e-Travel Store Network, Inc.

THE UNDERSIGNED, being the sole director and president of, e-Travel Network, Inc., does hereby amend its Articles of Incorporation as follows:

ARTICLE I
NAME

1. Effective May 16, 2003, the name of this corporation shall be Hillsboro Group, Inc.

I hereby certify that the following was adopted by a majority vote of the shareholders and directors of the corporation on May 16, 2003 and that the number of votes cast was sufficient for approval.

IN WITNESS WHEREOF, I have hereunto subscribed to and executed this Amendment to Articles of Incorporation this on May 16, 2003.

Susan Parker, President and Sole Director

The foregoing instrument was acknowledged before me on May 20, 2003 by Susan Parker who is personally known to me.

ERIC P. LITTMAN
MY COMMISSION # CC 931203
EXPIRES: April 25, 2004

Notary Public
My commission expires:

FILED
2003 MAY 22 PM 4:01
SECRETARY OF STATE
TALLAHASSEE, FLORIDA